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FORM X-17A-5
PART III

SEC FILE NUMBER
8-48782

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/1/2020 (MM/DD/YY) AND ENDING 04/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McDUFFIE MORRIS FINANCIAL GROUP, INC

OFFICIAL USE ONLY
8
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 BROADRIVER ROAD
(No. and Street)

ORMOND BEACH (City) FL (State) 32174 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CLIFTON MORRID JR 386-677-9557
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab & Company, PA
(Name – *if individual, state last, first, middle name*)

100 E. Sybelia Ave Suite 130 (Address) Maitland (City) FL (State) 32751 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CLIFTON MORRIS JR,CLU,ChFC, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McDUFFIE MORRIS FINANCIAL GROUP, INC, as of APRIL 30TH, 20 21, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

STACY F[illegible]
Notary Public - State of F[illegible]
Commission # [illegible]
My Comm. Expires Oct [illegible]
Bonded through Nationa[illegible]

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MCDUFFIE MORRIS FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17 a-5(d)

YEAR ENDED APRIL 30, 2021

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of McDuffie Morris Financial Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of McDuffie Morris Financial Group, Inc. as of April 30, 2021, the related statements of operations, changes in stockholders equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of McDuffie Morris Financial Group, Inc. as of April 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of McDuffie Morris Financial Group, Inc.'s management. Our responsibility is to express an opinion on McDuffie Morris Financial Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to McDuffie Morris Financial Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II, III have been subjected to audit procedures performed in conjunction with the audit of McDuffie Morris Financial Group, Inc.'s financial statements. The supplemental information is the responsibility of McDuffie Morris Financial Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as McDuffie Morris Financial Group, Inc.'s auditor since 2020.

Maitland, Florida

June 22, 2021

McDUFFIE MORRIS FINANCIAL GROUP, INC

STATEMENT OF FINANCIAL CONDITION
AS OF APRIL 30, 2021

ASSETS	
Cash and Cash Equivalents	$17,827
Commission Receivable	7,000
PROPERTY AND EQUIPMENT, NET	
Furniture and fixtures	12,627
Leasehold Improvements	8,266
Less accumulated depreciation	(20,893)
Net Property and Equipment	0
TOTAL ASSETS	**$24,827**
LIABILITIES AND STOCKHOLDER EQUITY	
CURRENT LIABILITIES	
Accounts payable and other accrued liabilities	$4,203
Total Current Liabilities	**$4,203**
STOCKHOLDER'S EQUITY	
Capital stock, $10 stated value and outstanding, 700 shares	7,000
Additional paid in capital	3,000
Retained earnings	13,144
Net Income	(2,520)
Total Stockholders' Equity	$20,624
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$24,827**

The Accompanying notes are an integral part of this financial statement

McDUFFIE MORRIS FINANCIAL GROUP, INC
STATEMENT OF OPERATIONS
AS OF APRIL 30, 2021

REVENUES:	
Revenue From Sale of Mutual Funds	$20,723
Distribution Fees From Mutual Funds	$59,703
Distribution Fees From Annuities	$227,842
Interest Income	68
Total revenue	$308,336
EXPENSES:	
Commissions	$110,170
Management Fees Related Party	$140,000
Rent-Related Party	$ 26,844
Other compensation and benefit	$ 12,925
Regulatory fees and expenses	$ 4,607
General operating expenses	$ 15,211
Total expenses	$309,757
Income(Loss) Before Taxes	$(1,421)
Income Tax Expense	$ 1,099
NET INCOME(LOSS) AFTER TAXES	**$(2,520)**

The Accompanying notes are an integral part of this financial statement

McDUFFIE MORRIS FINANCIAL GROUP, INC
STATEMENT OF CHANGE IN STOCKHOLDERS EQUITY
AS OF APRIL 30, 2021

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders Equity
Balances, April 30, 2020	$7,000	$3,000	$13,144	$23,144
Net income (loss) for 2021			(2,520)	(2,520)
Balances, April 30, 2021	$7,000	$3,000	$10,624	$20,624

The Accompanying notes are an integral part of this financial statement

McDUFFIE MORRIS FINANCIAL GROUP, INC
STATEMENT OF CASH FLOWS
AS OF APRIL 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$(2,520)
Adjustments to reconcile net loss to Net Cash	
Net change in operating assets and Liabilities	
1215 Commission Receivables	$4,529
1230 Employee/ Officer Advance	$8,000
2070 Chase Ink Visa	$1,071
NET CASH USED BY OPERATING ACTIVITIES	**$11,080**
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	$6,747
CASH AND CASH EQUIVALENTS, END OF YEAR	**$17,827**

SUPLEMENTAL DISCLOSURE:	
CASH PAID FOR INTEREST	$0
CASH PAID FOR TAXES:	$1,099

The Accompanying notes are an integral part of this financial statement

MCDUFFIE MORRIS FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED APRIL 30, 2021

Note 1 **Organization and Summary of Significant Accounting Policies**

Organization and Business
McDuffie Morris Financial Group, Inc. ("Company") was incorporated in the state of Maryland and started operations in October 1995. The Company subsequently moved its charter to the state of Florida in December 2003. The Company Has Established a branch office in North Carolina, with the main office in Florida. The Company was approved to operate as a broker-dealer, with a perpetual period of duration, registered with the Securities and Exchange Commission ("SEC"). and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides mutual funds, tax deferred investments, and related insurance products.

Rule 15c3-3 Exemption
The Company, under Rule 15c3-3(k)(1), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Revenue Recognition
Revenues include brokerage commissions, fees from the sale of mutual funds and insurance. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligation have been satisfied. Commissions and fees received from the sale of mutual funds and variable annuities are recognized at the time the associated service is fulfilled, including the investment company receiving the application which is based on trade date. There were no unsatisfied performance obligations at April 30, 2021.

Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Income Taxes
Income taxes when recorded are accounted for under the asset and liabilities method. For the year ended April 30, 2021 the Company did not record a provision for income taxes. The Company's tax year is April 30 and management expects there will be no taxable income. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and any operating loss carryforwards. At April 30, 2021, the Company has no reportable deferred tax assets, deferred tax liabilities, or net operating loss carryforwards. The Company's tax returns are subject to possible examination by the taxing authorities. The federal and state income tax returns of the Company for 2020, 2019 and 2018 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Fair Value of Financial Instruments

The carrying amounts reflected in the financial statements for cash, other assets, due to parent and accrued expenses approximate their respective fair values due to the short term maturities of these instruments.

Office Lease

In February 2016, the FASB Issued ASU 2016-02 Leases-(Topic842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreement. Including for those leases classified as operating leases under previous GAAP, along with disclosure of key Information about leasing arrangements. The Company has elected not to apply the recognition requirements of Topic 842 relating to its short-term related party office lease and instead has elected to recognize the lease payments as lease costs on a straight-line basis over the lease term. The lease cost is $18,000 relating to the office lease for the year ended April 30, 2021.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note2 **Financial instruments subject to risk concentration are cash and cash equivalents.**

Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor. The cash and cash equivalents for the Company do not exceed the FDIC insured limit as of April 30, 2021.

Note3 **Property and Equipment**

Property and equipment consist of furniture and fixtures. There was no depreciation expense for the year ended April 30, 2021. Expenditures for maintenance and repairs was 0.

Note4 **Commitments, Contingencies, and Related Party Transactions**

The officer and sole shareholder of the Company is also a principal in other entities, exercising common control, which could affect the operating results or financial position of the Company. These results could be significantly different from those that would have been obtained if the Company was unrelated. Morris Wealth Management Group, LLC ("MWMG, LLC") charged management fees of $140,000 for the year ended April 30, 2021.

The Company pays annually $18,000 in rent for its office location to owner, Clifton Morris, Jr. (see note 1) through a lease agreement which is on a year to year basis. Additionally, certain common resources, equipment and personnel without separate fees being charged. There are no other commitments or contingencies for the year ending 2020.

Note5 **Income Taxes**

The Company's federal and state income taxes are recorded as a benefit and expense for income taxes and income tax receivable. The expense for income taxes consists of:

Federal:	$1,099
State:	0
	$1,099
Current:	$1,099
Deferred:	0
	$1,099

The Company has analyzed its tax positions taken on federal and state income tax returns for all open tax years and has concluded that there are no material uncertain tax positions that would require disclosure in the Company's financial statements. U.S. federal and the state of Florida are the company's principal taxing jurisdictions and fiscal years after 2018 are open with each of these authorities.

Note6 **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-l)("Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 12 to 1).At April 30, 2021, the Company has net capital and net capital requirements of $13,624 and $5,000 respectively. The Company's Net Capital Ratio(aggregate indebtedness to net capital) was .31 to 1.

Note7 **Regulatory Requirements**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

Note8 **Subsequent Events**

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

McDUFFIE MORRIS FINANCIAL GROUP, INC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17A-5(D)(4) AS OF APRIL 30, 2021

<u>COMPUTATION OF NET CAP</u>	
Total member's equity from Statement of Financial Condition	$20,624
Total capital and allowable subordinated liabilities	20,624
Deductions and/or charges:	0
Non-allowable assets:	
Accounts Receivable	(7,000)
	(7,000)
Net capital before haircuts on securities	13,624
Haircuts on securities:	
Other:	
Net capital:	13,624
<u>COMPUTATION OF BASIC NET CAPITAL</u>	
Minimum net capital required	
Minimum dollar net capital required	5,000
Excess net capital	**$8,624**

There are no material differences between the above computations and the computation included in the companies corresponding unaudited Form X-17a-5 Part IIa fillings. Accordingly, no reconciliation is deemed necessary.

McDUFFIE MORRIS FINANCIAL GROUP, INC
SCHEDULE II
COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 17a-5 OF THE SECURITIES EXCHANGE COMMISSION
AS OF APRIL 30, 2021

AGGREGATE INDEBTEDNESS

Total aggregated indebtedness liabilities from Statement of Financial Condition $4,203

McDUFFIE MORRIS FINANCIAL GROUP, INC
SCHEDULE III
INFORMATION RELATING TO EXEMPTIVE PROVISION REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF APRIL 30, 2021

With respect to the Computation for Determination of Reserve Requirements under Rule 15C3-3 the Company qualifies for exemption under subparagraph (k)(1) of the rule

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K)(1) of the rule

McDUFFIE/MORRIS FINANCIAL GROUP, INC.
Clifton Morris Jr, CLU, ChFC
President

3 BROADRIVER ROAD * ORMOND BEACH, FLORIDA 32174-8744
PHONE*(386)677-9557* FAX: (386)275-1075 * MOBIL (386)506-9925
EMAIL:CLIFF@MYMMFG.COM

June 09, 2021

Ohab and Company, PA
100 E. Sybelia Avenue, Suite 130
Maitland, FL 32751

Re: Exemption Report claimed under Rule 15c3-3(k)(1)

Dear Mrs. Ohab
In connection with your engagement to perform a review of McDuffie-Morris Financial Group, Inc. Exemption Report under Rule l5c3-3(k)(1) for the year ended April 30, 2021, which has been filed by management pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934, we confirm to the best knowledge and belief, McDuffie-Morris Financial Group, Inc. has met the exemption provision of Rule 15c3-3(k)(1) without exception throughout for the year ended April 30, 2021. The Firm is exempt from Rule I5c3-3(k)(1) of the Securities Exchange Act of 1934 because the Firm's transactions are limited to the sale and redemption of redeemable securities of registered investment companies or interests or participations in an insurance company separate account and the Firm promptly transmits all funds. Accordingly, the Firm is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" customarily referred to as the Reserve Bank Account.

We have made available to you all information that we believe is relevant to determine that we have met the exemption provision of Rule l5c3-3(k)(1). We have responded fully to all inquiries made to us by you during the engagement.

No events have occurred subsequent to April 30,2021 that McDuffie-Morris Financial Group, Inc. would not have met the exemption provisions of Rule 15c3-3(k)(1).

Your report is intended solely for the information and use of McDuffie-Morris Financial Group, Inc, the Securities and Exchange Commission and Financial Industry Regulatory Authority, Inc. and is not intended to be and should not be used by anyone other than those specified parties.

McDuffie-Morris Financial Group, Inc.

Clifton Morris, Jr., CLU, ChFC
President

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of McDuffie Morris Financial Group, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of McDuffie Morris Financial Group, Inc. as of April 30, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of McDuffie Morris Financial Group, Inc. as of April 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of McDuffie Morris Financial Group, Inc.'s management. Our responsibility is to express an opinion on McDuffie Morris Financial Group, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to McDuffie Morris Financial Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as McDuffie Morris Financial Group, Inc.'s auditor since 2020.

Maitland, Florida

June 22, 2021

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of McDuffie Morris Financial Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) McDuffie Morris Financial Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which McDuffie Morris Financial Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (exemption provisions) and (2) McDuffie Morris Financial Group, Inc. stated that McDuffie Morris Financial Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. McDuffie Morris Financial Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about McDuffie Morris Financial Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

June 22, 2021

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below)

x [signature] 5/13/2020

Authorized Signature/Title Date

SIPC-3 2020

8-48782 APR 2/1/1996
McDUFFIE / MORRIS FINANCIAL GROUP, IN
3 BROADRIVER RD
ORMOND BEACH, FL. 32174

Securities Investor Protection Corporatio
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

SEC
Mail Processing
Section
JUL 12 2021
Washington DC
415

Form SIPC-3

FY 2021

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending 4/30/2021 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

<u>Interest on Assessments.</u>

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

NOTE 1 - DESCRIPTION OF BUSINESS

Motilal Oswal Securities International Private Limited (the "Company") is a corporation formed under Indian law and is a wholly owned subsidiary of Motilal Oswal Financial Services Limited, (the "Parent") a brokerage firm located in India and registered with Securities and Exchange Board of India (SEBI), National Stock Exchange (NSE) and Bombay Stock Exchange (BSE). The Company's principal place of business is in Mumbai, India. The Company acts as a broker dealer for US institutional investors and institutional investors, as defined in Rule 15a-6, transmitting orders in foreign equity to its Parent. The Company also distributes research prepared by the Parent to such major US institutional investors and serve as a "chaperoning" broker dealer pursuant to Rule 15a-6 (a)(3).

The Company was approved as a US FINRA registered broker-dealer on January 4, 2013.

The Company is a member of Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation (SIPC).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The accompanying financial statements have been prepared on the basis of U.S. generally accepted accounting principles.

(b) Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash and cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The Company's operating cash account is maintained in Indian Rupees and is not subject to Federal Deposit Insurance Corporation (FDIC) rules and regulations. The cash balance is subject to currency fluctuations vs the US DOLLAR (USD).

(c) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, prepaid expenses, other receivables, accounts receivable and accrued expenses approximate their fair values based on the short-term maturity of these instruments. The carrying amounts of debt were also estimated to approximate fair value.

The Company utilizes the methods of fair value measurement as described in ASC 820 to value its financial assets and liabilities. As defined in ASC 820, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy That prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

(e) Income Taxes

The Company files tax returns in India and is subject to income tax examination by the taxing jurisdiction. Additionally, the Company is not required to file taxes within the U.S. tax jurisdiction. The Company had no uncertain tax positions at March 31, 2021, and there were no tax related penalties or interest for the year reported in these financial statements.

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

(f) Concentration, Risk and Credit Risk

All of the Company's Advisory fee income was received from its Parent. Additionally, activity conducted in India subjects the Company to unpredictable changes or disruptions due to economic, political, or legal issues.

(g) Revenue and Expense Recognition

The Company serves as a "chaperoning" broker dealer pursuant to Rule 15a-6(a)(3). The Company earns fees from its Parent in accordance with the related service level agreement. The realized and earned revenues recorded has a persuasive evidence of an arrangement, delivery of the services has occurred, the price of such services is fixed and determinable and collectability is reasonably assured. The Company will not receive any compensation directly from US clients, and the Company will disclose to its clients that it will receive remuneration for its services from the Parent.

(h) Foreign Currency

Results of operations have been translated from its local currency, Indian Rupees to the U.S. dollar using average exchange rates during the period, while assets and liabilities are translated at the exchange rate at the reporting date. Gains and losses resulting from translating foreign currency financial statements are reported as accumulated other comprehensive loss and are shown as a separate component of stockholder's equity. Foreign currency losses are included in the Statement of operations and comprehensive loss for the year ended March 31, 2021. Conversion of INR to USD is based on the Foreign Exchange rates provided by oanda.com, a market maker of FX rates.

(i) Prepaid Taxes

In accordance with the Indian income tax laws applicable to the Company, certain taxes have been withheld and provided to the government and are reflected as prepaid taxes on the statement of financial condition.

(j) Recent Accounting Pronouncements

In May 2014, FASB issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". The update gives entities a single comprehensive model to use in reporting information about the amount and timing of revenue resulting from contracts to provide goods or services to customers. This ASU would apply to any entity that enters into contracts to provide goods or services, would supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. The update removes inconsistencies and weaknesses in revenue requirements and provides a more robust framework for addressing revenue issues and more useful information to users of financial statements through improved disclosure requirements. In addition, the update improves comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets and simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. In August 2015, FASB issued Accounting Standards Update

("ASU") No.2015-14, "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date" defers the effective date ASU No. 2014-09 for all entities by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. All other entities should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. We are currently reviewing the provisions of this ASU to determine if there will be any impact on our results of operations, cash flows or financial condition.

In February 2016, the Financial Accounting Standards Board (FASB) issued an Accounting Standards Update (ASU) "ASU 2016 – 02 Leases" intended to improve financial reporting about leasing transactions. The ASU affects all companies and other organizations that lease assets such as real estate, office equipment and manufacturing equipment.

The ASU will require organizations that lease assets – referred to as "lessees" – to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases.

Under the new guidance, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current Generally Accepted Accounting Principles (GAAP), the recognition, measurement, and presentation of expenses and cash flows arising from a lease by lessee primarily will depend on its classification as a finance or operating lease. However, unlike current GAAP – which requires only capital leases to be recognized on the balance sheet – the new ASU will require both types of leases to be recognized on the balance sheet.

The ASU on leases will take effect for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. For all other organizations, the ASU on leases will take effect for fiscal years beginning after December 15, 2019, and for interim periods within fiscal years beginning after December 15, 2020. The Company is currently evaluating the impact of this ASU on its financial statements. Early adoption is permitted. The Company has not adopted this guidance for 2018 and is currently evaluating the impact of adopting this guidance.

The Company adopted ASU 2016-02, effective January 1, 2019. The new FASB standard "ASC 842" related to leases in increase transparency and comparability among organizations by requiring the recognition of right of use (ROU) assets and liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by the Company for those leases classified as operating leases under current U.S. GAAP. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The standard became effective for the Company on January 1, 2019. The standard has a material impact on our balance sheet, but did not have a material impact on our income statement of cash flows. The Company adopted ASC 842 on a modified retrospective approach at the effective date. In addition, the Company elected the package of

practical expedients permitted under ASC 842, which allowed the Company to (i) not reassess whether any expired or existing contracts contain leases, (ii) not reassess the lease classification for any expired or existing leases and (iii) not reassess the initial direct costs for existing leases.

All other recently issued accounting standards and pronouncements by the Financial Accounting Standards Board, Public Company Accounting Oversight Board, Securities and Exchange Commission and the American Institute of Public Accountants, but not yet effective did not or are not believed by management, to have a material impact on the Company's present or future financial statements.

NOTE 3 – PREPAID EXPENSES.

The Company has Prepaid Expenses of $7,362 as of March 31, 2021. It consists of vendor prepayments of $7,362.

NOTE 4 – LOANS AND ADVANCES-RELATED PARTY

These loans to a Related Party currently represents taxes deducted and paid and subject to reconciliation at year-end due from the Parent Company for future offsetting operational matters, hence there are no specific repayment terms, hence due on demand.

NOTE 5 – NET CAPITAL REQUIREMENTS.

The Company is subject to SEC Uniform Net Capital rule (SEC rule 15c3-1) and has elected to operate under paragraph (a)(i)(ii), which requires the maintenance of minimum net capital of the greater of $250,000 or two percent of aggregate indebtedness items and requires that the ratio of aggregate indebtedness. At March 31, 2021, the Company had net capital of $492,943 which was $242,943 in excess of its required net capital of $250,000.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(i) as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 6 – RELATED PARTY TRANSACTIONS.

The Company has certain transactions with its Parent. Had the Company transacted as an unaffiliated entity, the financial position and results of operations could differ from those reflected herein.

The Company received from its Parent $123,554 in the form of Advisory Fees for the year ended March 31, 2021.

The Company paid rent to the Parent of approximately $10,000 and Business Support Fees of approximately $2,400 during the period ended March 31, 2021.

As at March 31, 2021, the Company is owed $3,925 from its Parent related to earned revenue. Further, the Company owes approximately $1,106 at March 31, 2021 from the parent related to Rent Expense and Business Support Charges.

NOTE 7 – COMMITMENT AND CONTINGENCIES

The Company is obligated under an operating lease for office space in Mumbai, India which expires March 31, 2022.

Future minimum annual lease payments under this operating lease are as follows:

Years Ending March 31,	
2021	$10,000
2022	$2,500
	$12,500

Rent expense for the year ended March 31, 2021 amounted to approximately $10,000 under this lease.

NOTE 8 – INCOME TAXES

The provision for income taxes consists of the following for the period ended March 31, 2021:

Current expense	$(4,709)
Deferred expense	1,924
Provision (benefit) for income taxes	$(2,785)

The Company's total deferred tax assets and liabilities at March 31, 2021 are as follows:

Deferred tax assets	$3,416
Valuation allowance	-----
	$3,416
Deferred tax liabilities	----

Net deferred income tax asset	$3,416

Management believes a valuation allowance is not deemed necessary as the Company expects to receive the full benefit of the deferred tax asset. The change (decrease) in the deferred tax asset for the year ended March 31, 2021 amounted to $(2,010)

NOTE 9- PROPERTY PLANT AND EQUIPMENT

The Company writes off assets over a 3-to-5-year period. For the year ended March 31, 2021, the Company expensed $112.

NOTE 10– STOCKHOLDER'S EQUITY

The Company is a corporation formed under Indian law with 10,000,000 shares authorized with a par value of $0.2028. As of March 31, 2021 there are 4,569,200 shares issued and outstanding.

NOTE 11– SUBSEQUENT EVENTS

In accordance with FASB ASC 855 "Subsequent Events", the Company has evaluated subsequent events through June 30, 2021. On May 27th, 2021 The Firm was notified by the SEC that they would be conducting an examination for the period January 1, 2020 through April 30th, 2021.

NOTE 12– Disclosure regarding "Risk and Uncertainties" due to COVID

The worldwide COVID-19 pandemic and related government-imposed and other measures intended to control the spread of the disease, including restrictions on travel and the conduct of business, such as stay-at-home orders, quarantines, travel bans, border closings, business closures and other similar measures, have had a significant impact on global economic conditions and have negatively impacted certain aspects of our business and results of operations, and may continue to do so in the future. Although certain economic conditions showed signs of improvement toward the end of fiscal 2020, certain of the impacts of the COVID-19 pandemic may continue to affect our results in the future.

Supplemental Information

MOTILAL OSWAL SECURITIES INTERNATIONAL PRIVATE LIMITED
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

March 31, 2021

Net Capital		
Total Shareholders' Equity		$ 652,460
Deductions and Charges		
Non-allowable assets:		
Fixed Asset	33	
Due from Parent	3,925	
Loan & Advances	6,357	
Taxes Receivable	13,388	
Prepaid Expenses and Other Assets	7,362	
Deferred Taxes Receivable	3,416	
Total non-allowable assets		34,481
Net Capital before Haircut on Securities Owned (Tentative Net Capital)		617,979
Haircuts on Securities		
Foreign currency position	125,036	
Total Haircuts on Securities Owned		125,036
Net Capital		492,943
Computation of Alternative Net Capital Requirement		
Net Capital Requirement		250,000
Net Capital in Excess of Requirement		$ 242,943
Net Capital in excess of the greater of 5% of combined aggregate debit items or 120% of minimum net capital requirement		$ 192,943

MOTILAL OSWAL SECURITIES INTERNATIONAL PRIVATE LIMITED

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

March 31, 2021

Reconciliation with the Company's computation included in Part II of Form X-17A-5 as of March 31, 2021

Net Capital as reported in Company's Part II (unaudited) Focus report	$ 492,943
Net capital computation contained herein	$ 492,943

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

No material differences exist between the net capital computation above and the computation included in the FOCUS Form X-17a-5 Part II.

MOTILAL OSWAL SECURITIES INTERNATIONAL PRIVATE LIMITED

INFORMATION RELATING TO COMPUTATION FOR DETERMINATION OF REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

March 31, 2021

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

AJSH & Co LLP
Chartered Accountants
(Formerly known as " AJSH & Co. " converted and registered as LLP on 11-04-2016 vide LLPIN: AAG-1471)

C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Motilal Oswal Securities International Private Limited

We have reviewed management's statements, included in the accompanying Motilal Oswal Securities International Private Limited Exemption Report, in which (1) Motilal Oswal Securities International Private Limited identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company did claim an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

AJSH & Co LLP

AJSH & Co LLP

New Delhi, India
June 30, 2021

MOTILAL OSWAL SECURITIES INTERNATIONAL PRIVATE LIMITED

Rule 15c3-3 Exemption Report

For the year ended March 31, 2021

In accordance with the Finra membership agreement applicable to the Company, it is designated to operate under the exemptive provision of paragraph (k)(2)(i). The Company does not handle cash or securities on behalf of customers. Therefore, to the best knowledge and belief of the Company, it is in compliance with Rule 15c3-3 and has been throughout the year ended March 31, 2021 without exception.

Michael Callahan
CCO